SO 3/16/04

RECD S.E.C.
FEB 27 2004
686

04003526

ATES
NGE COMMISSION
.C. 20549

LA 3-17-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Suntrust Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Peachtree Center Avenue, Suite 140
(No. and Street)

Atlanta (City) Georgia (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James F. Winters, III (404) 813 - 7402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James F. Winters, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

My Commission Expires January 1st, 2008

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunTrust Securities, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements

For the Year Ended
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Shareholder and Board of Directors of
SunTrust Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings and cash flows present fairly, in all material respects, the financial position of SunTrust Securities, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2004

SUNTRUST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS (Note 5)	$	19,309,250
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS		323,439
COMMISSIONS RECEIVABLE		6,741,120
PREMISES AND EQUIPMENT, net of accumulated depreciation of $1,492,689		437,913
OTHER ASSETS		728,051
TOTAL ASSETS	$	27,539,773

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$	1,106,876
ACCRUED LIABILITIES TO AFFILIATES		4,390,825
INCOME TAX PAYABLE, including deferred taxes of $1,386,017		1,673,106
TOTAL LIABILITIES		7,170,807
COMMITMENTS AND CONTINGENCIES (Note 5 and Note 6)		-
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value:2,000,000 shares authorized; 52,125 shares issued and outstanding		52,125
Additional paid-in-capital		18,215,221
Retained earnings		2,101,620
TOTAL SHAREHOLDER'S EQUITY		20,368,966
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	27,539,773

The accompanying notes are an integral part of these financial statements.

SUNTRUST SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:		
Commissions	$	133,129,019
Trading Gains, net of Losses		14,888,426
Investment Management Income		24,256,900
Interest		262,501
		172,536,846
EXPENSES:		
Compensation and Benefits (Note 8)		8,509,228
Occupancy, Furniture and Equipment		291,894
Legal, Consulting and Examination Fees		930,735
Office Expense		195,043
Computer Services		5,979,327
Clearing Expenses		4,309,684
Other Expense		3,307,981
Expense to Affiliates (Note 5)		148,007,382
		171,531,274
INCOME BEFORE TAXES		1,005,572
INCOME TAX EXPENSE		(339,274)
NET INCOME	$	666,298

The accompanying notes are an integral part of these financial statements.

SUNTRUST SECURITIES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, 12/31/2002	$ 52,125	$ 18,215,221	$ 11,435,322	$ 29,702,668
Dividend Distribution	-	-	(10,000,000)	(10,000,000)
Net Income	-	-	666,298	666,298
BALANCE, 12/31/2003	$ 52,125	$ 18,215,221	$ 2,101,620	$ 20,368,966

The accompanying notes are an integral part of these financial statements.

SUNTRUST SECURITIES, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	666,298
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		199,445
Deferred tax expense		291,000
Changes in operating assets and liabilities:		
Cash segregated under federal and other regulations		(323,439)
Commissions receivable		(2,023,215)
Other assets		(61,872)
Accounts payable and accrued liabilities		965,129
Accrued liabilities to affiliates, net of receivables from affiliates		372,293
Income taxes payable		(34,558)
Net cash from operating activities		51,081
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of premises and equipment		(143,466)
Net cash used in investing activities		(143,466)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(10,000,000)
Net cash used in financing activities		(10,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS:		(10,092,385)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR:		29,401,636
CASH AND CASH EQUIVALENTS AT END OF YEAR:	$	19,309,250

The accompanying notes are an integral part of these financial statements.

SUNTRUST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. ORGANIZATION

SunTrust Securities, Inc. (the "Company" or "STS") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. ("STI"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker-dealer. The clearing broker-dealer collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade date basis.

The Company recognizes fee income earned from the trading activity associated with STI's mutual fund group, STI Classic Funds. This fee income is comprised of advisory fees, which are recorded as investment management income, and commissions. The Company shares this fee, net of expenses with affiliates of STI. The allocation of this fee is recorded in expense to affiliates in the accompanying statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates; however, in the opinion of management, such variances would not be material.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions, net of expenses associated with the commissions.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated primarily using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Taxes

The Company does not file its own income tax return but is included in the consolidated income tax return of STI. Due to a tax-sharing agreement between the Company and STI, the Company pays for its pro rata share of the current tax liability or receives a refund for any current tax benefit. Payments to taxing authorities are made by STI.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that result in taxable or deductible amounts in future years.

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory tax rate of 35% in 2003 due primarily to a provision for state taxes and disallowed entertainment expenses.

Accounting Policies Adopted

In November 2002, FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FIN No. 34." FIN 45 details the disclosures that should be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Interpretation

also requires a company to record a liability for certain guarantees that have been issued. The disclosure provisions were effective for periods ending after December 15, 2002 and the recognition requirements of the Interpretation were effective for all guarantees issued or modified subsequent to December 31, 2002. The Company adopted the recognition requirements of FIN 45 on January 1, 2003 and they did not have a material impact on the Company's financial position or results of operations. The required disclosures are included in Note 6.

3. NET CAPITAL REQUIREMENTS

Regulatory provisions require the Company to maintain minimum net capital, as defined. At December 31, 2003, the Company was in compliance with the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934. At December 2003, the Company had net capital, as defined, of $12,069,146, which was $11,591,092 in excess of the required net capital of $478,054. The Company's ratio of aggregate indebtedness to net capital was 0.59:1 at December 31, 2003, which is below the 15:1 maximum allowed.

4. CUSTOMER RESERVE EXEMPTION

At December 31, 2003, the Company qualified for exemption, as provided in Rule 15c3-3, Subparagraph (k)(2) of the Securities Exchange Act of 1934.

5. RELATED-PARTY TRANSACTIONS

Cash of $1,804,149 at December 31, 2003, was held at SunTrust Bank. Restricted cash of $323,439 at December 31, 2003, was held at SunTrust Bank. Included in cash and cash equivalents is an investment in a related money market fund of $17,505,102.

In accordance with a securities sales agreement between the Company and SunTrust Bank, the Company allocates revenue, net of expenses, related to SunTrust Bank's customers to SunTrust Bank. This amount is recognized as expense to affiliates. At December 31, 2003, intercompany expense to affiliates of $4,390,825 was unpaid. At December 31, 2003, Commission receivable included $4,272,920 from related funds.

6. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation and other legal proceedings arising in the course of its normal business activities. Although the ultimate outcome of these matters cannot be determined at this time, it is the opinion of management that none of these matters, when resolved, will have a significant effect on the Company's financial condition or results of operations.

The Company uses a third party clearing broker to clear and execute customers' securities transactions and to hold customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customers' account. For the year ended December 31, 2003, the Company experienced minimal net losses as a result of the indemnity. The clearing broker agreement expires in December 2004.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported in the accompanying statement of financial condition approximate the estimated fair values of all financial instruments at December 31, 2003.

8. EMPLOYEE BENEFITS

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's contributions to the pension and other employee benefit plans and incentive based compensation plans were approximately $1,099,404 and $1,372,878, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Company also participates in the stock option plan of the Parent. Options are granted at no less than the fair market value of a share of stock on the grant date and may be either tax-qualified incentive stock options or nonqualified options. The Company accounts for stock options based on the fair–value recognition provision of SFAS No. 123, "Accounting For Stock–Based Compensation." The Company's stock option expense for 2003 was approximately $54,178, which is also included in compensation and employee benefits expense in the accompanying statement of operations.

SUNTRUST SECURITIES, INC.
COMPUTATION ON NET CAPITAL UNDER RULE- 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003
Schedule 1

NET CAPITAL:				
Total Shareholder's Equity			$	20,368,966
Deductions:				
Non-Allowable Assets:				
Premises and Equipment	$	437,913		
Other Assets		728,051		
Commissions Receivable		6,741,120		
Total Non-Allowable Assets				(7,907,084)
Other Deductions: Bond Deductible in Excess				(42,634)
Tentative Net Capital				12,419,248
Less: Haircut on Money Market Account				(350,102)
NET CAPITAL			$	12,069,146
AGGREGATE INDEBTEDNESS:				
Accounts Payable and Accrued Liabilities			$	1,106,876
Accrued Liabilities to Affiliates				4,390,825
Income Tax Payable				1,673,106
TOTAL AGGREGATE INDEBTEDNESS			$	7,170,807
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL				59%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
Minimum net capital required (6 2/3% of total aggregate indebtedness) (1)			$	478,054
Minimum dollar net capital required (2)			$	250,000
Net Capital Requirement (greater of (1) or (2) above)			$	478,054
Excess net capital over net capital requirement			$	11,591,092
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)			$	11,352,065

There are no material differences between this computation and that filed by the Company on the unaudited Securities and Exchange Commission Form X-17A-5 as of December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of SunTrust Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2004